BB

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2003
DIVISION OF MARKET REGULATION

U.S. SECURITI... ON
WA...



03052065

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

1

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 17983

REPORT FOR THE PERIOD BEGINNING 09/28/02 (MM/DD/YY) AND ENDING 09/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Raymond James Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II — 727-567-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

(ADDRESS)	100 North Tampa Street Suite 1700	Tampa	Florida	33602
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Statement

of

Financial Condition

September 26, 2003

RAYMOND JAMES®

FINANCIAL SERVICES, INC.

Member NASD/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 26, 2003

ASSETS

Cash and cash equivalents	$ 77,546,628
Assets segregated pursuant to regulatory requirements:	
Cash and cash equivalents	5,000,000
Receivable from affiliates	24,827,175
Other receivables, net of allowance of $10,328,470	28,217,281
Deferred income taxes, net	27,351,643
Property and equipment, less accumulated depreciation of $2,205,999	315,169
Prepaid expenses and other assets	2,395,850
	$ 165,653,746

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits		$ 23,956,682
Income taxes payable to Parent		27,351,643
Payable to affiliates		1,947,946
Accrued expenses and other liabilities		59,043,706
		112,299,977
Commitments and contingencies (Note 6)		
Stockholder's equity:		
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		7,021,000
Retained earnings		46,327,769
		53,353,769
		$ 165,653,746

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents and assets segregated pursuant to regulatory requirements

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Other receivables

Other receivables are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company determines the allowance based on historical experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the potential for recovery is considered remote. Other receivables primarily relate to receivables due from independent contractor Financial Advisors and insurance related proceeds.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Intangible assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Intangible assets, consisting of contractual agreements valued at $2,360,165, are carried at cost less accumulated amortization. These contractual agreements are amortized on a straight line-basis over 4.5 to 5 years and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2003 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 26, 2003 the Company's net capital was $18,836,671. RJFS had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $18,586,671.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts. Receivable from affiliates of $24,827,175 at September 26, 2003 and payable to affiliates of $1,947,946 at September 26, 2003 reflect amounts receivable and payable for these related party transactions. The Company's short-term investments are invested in Heritage Cash Trust, a money market mutual fund which is managed by a wholly-owned subsidiary of RJF.

NOTE 5 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. The incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include long-term incentive (deferred) compensation, stock bonus, stock options, retention programs and employee investment funds.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of

jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

In September 2002 the Company was sued in the U.S. District Court in Rhode Island by a company which claimed that $12,500,000 entrusted by it to the Company had been misappropriated by the account owner and a Financial Advisor with the Company. The plaintiff had no account with the Company, and in its complaint acknowledges that it consented to moving the funds from the account. The company is vigorously contesting the claim. The Securities and Exchange Commission has filed suit in the U.S. District Court in Rhode Island against the principals of this account and the former Financial Advisor with the Company, and has conducted an investigation into the activities of the Company in connection with the account. As previously reported in connection with this investigation, the Company has been advised that the staff of the SEC had determined to recommend the initiation of enforcement proceedings against the Company. The company is contesting this determination and maintains that no such proceedings are warranted against it, and discussions between the SEC staff and council for the Company continue regarding this matter.

As previously reported, the Company is a defendant in a series of lawsuits and arbitrations relating to an alleged mortgage lending program know as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as Financial Advisors with the Company in Houston. As of October 20, 2003, arbitration claims or lawsuits had been filed by approximately 661 persons, of whom 383 (or 58%) never had accounts with the Company. Additional claims have been filed by the Trustee in bankruptcy court for Premiere 72, purporting to represent these claimants as well as other participants who had not previously filed suit or made any arbitration claim.

Most of the suits filed in State Court have been consolidated with the action pending in Federal Court in Houston. A hearing was held on November 6, 2003 on the motion of the Company and other defendants to dismiss the Third Consolidated Complaint, and a decision is pending. The first arbitration claim relating to this matter, involving approximately $1,500,000 in alleged losses plus a claim for punitive damages, has been settled by the Company for an amount that is consistent with the evaluation of those claims. Arbitration proceedings for four additional groups of claimants are scheduled to begin in December, 2003, continuing through February, 2004.

Although the total amount funded by participants in this lending program may exceed $150,000,000, the amount of actual loss of the claimants is not determinable at this time because the participants are actively attempting to realize value from the underlying real estate collateral. Based on discovery to date, the Company believes it has strong defenses to these claims and is vigorously contesting them.

In the opinion of management, based on discussions with counsel and after consideration of amounts provided in the accompanying statement of financial condition, the outcome of the matters will not result in a material adverse effect on the financial position or results of operations of the Company.

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by reviewing a sample of customer transactions during a specified period and reporting results of that self-assessment to the NASD by May 15, 2003. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for breakpoint discounts that should have been granted to customers. As of September 26, 2003, the Company has estimated an amount due to customers for breakpoint discounts of $5,009,462, which is included in accrued expenses and other liabilities, and the Company has estimated an amount expected to be recovered from its Financial Advisors of $3,058,702, which is included in other receivables. The Company has segregated $5,000,000 to cover the customer liability. The amount is reflected in assets segregated pursuant to regulatory requirements.

NOTE 7 - FEDERAL AND STATE INCOME TAXES (in thousands):

Deferred income taxes as of September 26, 2003 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Accrued expenses	$ 24,744,903
Deferred compensation	2,400,848
Capital expenditures	584,717
Total deferred tax assets	27,730,468
Deferred tax liabilities:	
Capital expenditures	(378,825)
Total deferred tax liabilities	(378,825)
Net deferred tax assets	$ 27,351,643

There was no valuation allowance for deferred taxes as of September 26, 2003. As of September 26, 2003, based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of any deferred deductible differences.

NOTE 8 - SUBSEQUENT EVENTS:

On November 4, 2003 the Company was advised by the National Association of Securities Dealers (NASD) that it is required to review all sales of Class A mutual fund shares of $2,500 or more since January 1, 2001, and refund to customers any overcharge arising from the failure to afford applicable discounts to its clients. The Company had determined to undertake such a review prior to receiving the NASD notice and has made provision in its statement of financial condition for the probable impact of making these refunds. The Company has also been directed by the NASD to send notice no later than January 15, 2004 to all customers who made equivalent purchases between January 1, 1999 and December 31, 2000 informing them that they may be entitled to similar refunds. The Company is unable at this time to determine the amount of any liability relating to customer purchases in 1999 and 2000 and has therefore not provided for any such liability in its statement of financial condition.

The Company was advised on November 5, 2003, by staff of the Securities and Exchange Commission (SEC) and the staff of the NASD that they have preliminarily determined to recommend the institution of enforcement actions against the Company as a result of certain clients not receiving all appropriate discounts in connection with the purchase of Class A mutual fund shares. The Company intends to review this matter with the SEC staff as soon as practicable. While the Company is unable to predict at this time the outcome of these discussions, and accordingly has not provided for the outcome in its statement of financial condition, the resolution of these matters may result in censure, substantial penalties, agreements to cease and desist such practices and/or other undertakings. A penalty of an amount equivalent to the amount of the restitution to clients would be material to the Company's financial position and operating results.


KPMG

Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 26, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

October 21, 2003, except as to note 8,
which is as of November 14, 2003
Tampa, Florida